

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2014

Via E-mail
Russell W. Mitchell
Chief Executive Officer
PuraMed Bioscience Inc.
1326 Schofield Avenue
Schofield, WI 54476

> **Re:** **PuraMed Bioscience Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 29, 2014**
> **File No. 000-52771**

Dear Mr. Mitchell:

We have limited our review of your filing to the issues addressed in the following comment.

Please respond to this letter by amending your filing and providing the requested information If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Proposal 2: Effectuate 1-for-40 Reverse Stock Split, page 6

1. We note your statement on page 8 that you currently have no plan, agreement or other understanding to issue any of the shares of common stock that will become newly available as a result of the proposed reverse split "other than convertible notes and other agreements previously disclosed by the Company in its public filings." For purposes of clarity, please expand your disclosure to briefly identify the convertible notes and other agreements, and the shares issuable thereunder, which you reference.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matthew Jones at (202) 551-3786, Dan Greenspan at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director